Trinseo S.A. 1000 Chesterbrook Boulevard, Suite 300 Berwyn, PA 19312

October 4, 2016

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, NE

Washington, DC 20549

Attention: John Cash, Accounting Branch Chief, Office of Manufacturing and Construction

RE:	Comment Letter Dated September 20, 2016
Trinseo S.A.
Form 10-K for the Year Ended December 31, 2015, filed March 11, 2016
File No. 1-36473

Dear Mr. Cash:

Below please find the responses (the “Responses”) of Trinseo S.A. (“Trinseo” or together with its subsidiaries, the “Company”) to the comments (the “Comments”) set forth in the letter dated September 20, 2016 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to Trinseo.

For the convenience of the Staff, we have restated the Comments in bold in this letter and repeated certain questions in the bullet points below; the corresponding responses of the Company are shown below such Comments.  References to page numbers are to the page numbers in the corresponding filings.

Form 10-K for the Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 62

Other Important Performance Measures, page 76

1.              We note you present a non-GAAP financial measure titled Adjusted EBITDA excluding inventory revaluation, “in order to facilitate the comparability of results from period to period by adjusting cost of sales to reflect the cost of raw material during the period, which is often referred to as the replacement cost method of inventory valuation.”  Please more fully explain to us what this non-GAAP financial measure is meant to represent, why you believe it is useful, and how you calculate it.  We note you believe this measure minimizes the impact of raw material purchase price volatility in evaluating your performance; however, please explain to us when and how raw material purchase price volatility is reflected in your selling prices.  We also note your calculation of this adjustment could differ from the replacement cost method under certain circumstances; please more fully explain to us how and why those circumstances could or have occurred.  In addition, please tell us why you believe the presentation of this non-GAAP financial measure is appropriate under Item 10(e) of Regulation S-K and the updated Compliance and Disclosure Interpretation on Non-GAAP Financial Measures issued on May 17, 2016.

RESPONSE:

•                  Please more fully explain to us what this non-GAAP financial measure is meant to represent, why you believe it is useful, and how you calculate it.

Adjusted EBITDA excluding inventory revaluation is a non-GAAP performance measure that we believe is useful in facilitating the comparison of our operating results from period to period by adjusting our cost of sales, which are recognized under U.S. GAAP using the first-in, first-out (“FIFO”) method of accounting, to reflect our calculation to estimate the current cost of raw materials during the period.

Because we use the FIFO method to record inventory and recognize the related cost of sales, we often have inventory which was acquired in prior periods reflected in cost of sales in our current period results.  In contrast, the selling prices of our products are generally derived, in part, from the current or forecasted costs of our key raw materials, based on either spot pricing or a predetermined lag period, which are then passed through to our customers.  As a result of this contrast, during periods of raw material price volatility, we can experience a significant timing mismatch between the recognition of raw material costs in our selling prices (largely determined by current pricing) and the recognition of raw material costs in our cost of sales (determined under the FIFO method).  Specifically, in periods of declining raw material costs, our reported gross margins will generally be lower under the FIFO method than if we were recognizing our cost of sales based upon the raw material costs used in determination of our selling prices (and vice versa).

Given this potential volatility to reported results under U.S. GAAP, we believe it is useful to management and investors to be able to evaluate our results without the impact of this timing mismatch in the recognition of the cost of raw materials.  As such, we calculate the difference between our cost of sales calculated to reflect the estimated current cost of raw materials and our cost of sales determined under the FIFO method.   We call the result of this calculation inventory revaluation.  We then remove the impact of this difference from our Adjusted EBITDA to calculate Adjusted EBITDA excluding inventory revaluation.  We believe that this provides management and investors with an approximation of our results as if our cost of sales were calculated on the same basis as was used to determine selling prices for such period.  These adjustments are made each period using a consistent calculation methodology under the Company’s closing procedures and controls.

We do not believe this performance measure permanently eliminates or distorts our raw material costs.  Instead, we believe that it better aligns these costs with the related sales of our products and more closely reflects the underlying economics of our customer arrangements, which typically provide for the cost of raw materials to be passed through, subject to the terms of the particular customer contract.  We believe that this measure is useful to both management and investors because it provides a comparison of our results from period to period that is not impacted by the timing differences of raw material cost recognition in selling prices versus cost of sales recognized under the FIFO basis of accounting.  See below for further discussion of the usefulness of this measure to both management and investors.

•                  We note you believe this measure minimizes the impact of raw material purchase price volatility in evaluating your performance; however, please explain to us when and how raw material purchase price volatility is reflected in your selling prices.

We procure the raw materials used in the manufacturing of our products primarily through contracted agreements as well as spot purchases.  Our supply agreements generally include pricing terms based on commodity indices within the relevant geography. These prices can fluctuate significantly over time, predominantly driven by the prices of crude oil and natural gas as well as the impact of market imbalances in supply and demand.

Because the selling prices of our products are generally based, in part, on the current or forecasted costs of our key raw materials (based on either spot pricing or a predetermined lag period) and because these raw materials represent a significant portion of our product costs, periods of raw material price volatility can have a significant impact on the selling prices for our products.

The volatility associated with raw material purchase prices is typically reflected in our current period sales prices, as these selling prices are re-negotiated and passed through monthly or quarterly, depending on the particular customer or business.  As noted above, we believe that Adjusted

EBITDA excluding inventory revaluation allows us to present our results without the impact of the timing mismatch associated with the cost of raw materials reflected in selling prices versus our cost of sales determined under the FIFO method of accounting.

•                  We also note your calculation of this adjustment could differ from the replacement cost method under certain circumstances; please more fully explain to us how and why those circumstances could or have occurred.

While this adjustment is intended to represent a proxy for the difference in our operating results between the FIFO method versus our results if our cost of sales were recognized based on the current cost of raw materials purchased during the period (i.e., estimated replacement cost), there are some distinctions.  As we are not determining replacement cost under a direct approach, our inventory revaluation calculation may differ from the replacement cost method when there are significant differences between standard cost and actual cost and production volume does not equal sales volume in a given period.  However, we believe that our Adjusted EBITDA excluding inventory revaluation generally reflects our operating results as if our cost of sales reflected our estimated replacement cost of the raw materials included in our finished products sold during the period.

The following table displays a comparison of the movements in the index prices of our key raw materials with our resulting inventory revaluation adjustment during that same period and reflects the correlation described above.

•                  In addition, please tell us why you believe the presentation of this non-GAAP financial measure is appropriate under Item 10(e) of Regulation S-K and the updated Compliance and Disclosure Interpretation on Non-GAAP Financial Measures issued on May 17, 2016.

We believe that our use of Adjusted EBITDA excluding inventory revaluation as a performance measure is appropriate under Item 10(e) of Regulation S-K and the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (the “C&DI”), because it is useful for investors and management in evaluating key business trends and performance.  By aligning these costs to more closely reflect the underlying economics of our customer arrangements, we believe that this non-GAAP measure is able to more clearly present certain underlying trends in our business without the impact of a timing mismatch in the recognition of the cost of raw materials.

We use Adjusted EBITDA excluding inventory revaluation as a key metric to manage our business and assess our current period profitability as well as to provide an appropriate basis to evaluate the effectiveness of our pricing strategy.  We also use this metric as the key component of the financial measure used to determine management annual performance awards.

This non-GAAP performance measure does not exclude any normal, recurring cash operating expenses, consistent with the guidance in Item 10(e)(1)(ii)(a) of Regulation S-K and C&DI 100.01.  We also believe that our presentation of this non-GAAP performance measure is consistent with the guidance in Item 10(e)(1)(ii)(b) of Regulation S-K and C&DI 102.03, as we do not characterize this adjustment as a non-recurring, infrequent, or unusual item; rather, we use this measure in an attempt to provide management and investors with greater transparency into the underlying economics of our business.

Lastly, we present this measure consistently from quarter to quarter regardless of whether the adjustment has a positive or negative impact on our results, consistent with the guidance in C&DI 100.02.  The following table presents the quarterly inventory revaluation impact as reported in our recent public filings.

(in $millions)	Q1-14	Q2-14	Q3-14	Q4-14	Q1-15	Q2-15	Q3-15	Q4-15	Q1-16	Q2-16
Adjusted EBITDA	88.1	79.4	61.6	32.4	108.8	151.3	116.2	115.7	143.2	182.4
Inventory Revaluation	(5.6)	(2.6)	0.8	71.8	42.1	(29.4)	28.3	17.3	9.7	(12.9)
Adjusted EBITDA excluding inventory revaluation	82.5	76.8	62.4	104.2	150.9	121.9	144.5	133.0	152.9	169.5

*    *    *    *    *

In connection with our response to the Staff’s Comments, we acknowledge that Trinseo is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and it is the Staff’s view that Trinseo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments.  If you should have any questions about this letter or require any further information, please contact the undersigned at (610) 240-3203.  Thank you for your assistance.

Very truly yours,

/s/ Barry J. Niziolek
Barry J. Niziolek
Chief Financial Officer and Executive Vice President
1000 Chesterbrook Blvd., Suite 300
Berwyn, PA 19312

cc:	Christopher D. Pappas, Chief Executive Officer and President
Angelo N. Chaclas, Chief Legal Officer, Senior Vice President and Corporate Secretary
Ryan Leib, Principal Accounting Officer and Corporate Controller